Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

July 14, 2023

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022, Japan

Yoshitsu Co., Ltd.

Representative Director and Director

(Principal Executive Officer)

Mei Kanayama

Notice of the Adjourned Meeting of the 17th Ordinary General Meeting of Shareholders

Dear Shareholders,

We would like to extend our deepest appreciation for the support of our shareholders.

You are cordially invited to the adjourned meeting (the “Adjourned Meeting”) of the 17th Ordinary General Meeting of the Shareholders of Yoshitsu Co., Ltd held on June 30, 2023 (the “17th Ordinary General Meeting”).

Please note that the Adjourned Meeting will form an integral part of the 17th Ordinary General Meeting, and the shareholders attending the Adjourned Meeting will be those who were entitled to exercise voting rights at the 17th Ordinary General Meeting.

1.	The Reason for Holding an Adjourned Meeting

We had planned to report to our shareholders during the 17th Ordinary General Meeting the business report (the “Business Report”) for the 17th fiscal year (from April 1, 2022, to March 31, 2023), including the financial statements and the audit report on the financial statements by the accounting auditors and the board of corporate auditors (the “Audit Report”).

However, we were not able to obtain the Audit Report, which should have been attached to the Business Report at the 17th Ordinary General Meeting, and we decided that we had no choice but to abandon the Business Report.

After the approval of the shareholders present at the 17th Ordinary General Meeting, we decided to hold an Adjourned Meeting of the 17th Ordinary General Meeting, the date, time, and place of which were left at Mr. Mei Kanayama’s discretion, and present an updated business report (the “Updated Business Report”) at the Adjourned Meeting.

2.	Date and Time: July 25, 2023, at 11:00 AM (Registration starts at 10:00 AM), Japan Standard Time

3.	Address: 5th Floor, Harumi Building, 2-5-9 Kotohashi, Sumida-ku, Tokyo, Japan

4.	Agenda Items

Report Items: Updated Business Report for the 17th fiscal year (from April 1, 2022, to March 31, 2023), including the financial statements and the Audit Report of the financial statements by the accounting auditors and the board of statutory auditors.

For those attending the meeting, please submit the enclosed attendance form at the reception desk upon arrival.

Fiscal Year 2022 Business Report

From April 1, 2022, to March 31, 2023

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

Note: The statutory financial statements on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

1.	Current Status of the Company

(1)	Business Progress and Results

During the fiscal year ended March 31, 2023, the global economy was affected by the high global prices of commodities, which led to procurement restrictions and monetary tightening policies that weighed on economic activities. In addition, unstable international conditions persisted, and their impact on the domestic and international economies must be closely monitored.

The domestic inbound market is also recovering on the back of easing restrictions on entry and the weakening of yen. Still, the number of visitors from China remains sluggish, partly due to the zero-corona policy that lasted until December 2022.

Even under these circumstances, we are striving to further strengthen our group brand power with the recent initial public offering (the “IPO”) on the NASDAQ market in the U.S., to further improve ourselves as a company with an international perspective by the acquisition of Tokyo Lifestyle Limited in July 2022, and to use our entry into the Southeast Asian market as a springboard to entry into the global market.

As a result, the Company’s net sales for the fiscal year ended March 31, 2023, were 21,667,575,000 yen, representing a decrease of 15.5% as compared to the net sales for the fiscal year ended March 31, 2022. The Company’s operating income for the fiscal year ended March 31, 2023, was 484,142,000 yen, representing a decrease of 31.5% as compared to the operating income for the fiscal year ended March 31, 2022. The Company’s ordinary income for the fiscal year ended March 31, 2023, was 192,962,000 yen, representing a decrease of 60.4% as compared to the operating income for the fiscal year ended March 31, 2022.

In May 2023, based on a consumption tax audit (period subject to audit: July 2018 to December 2021), the Company filed an amended consumption tax return for prior years and filed a claim for rehabilitation of prior-year income taxes in connection with the amended return. Based on the circumstances that led to the amended tax return, the Company has negotiated with its business partners, etc. to claim compensation for damages, etc. and has reached an agreement on an appropriate share of the additional payment burden associated with such amended tax return. This event was reflected in the financial statements as an adjusted subsequent event for the fiscal year ended March 31, 2023, with an extraordinary loss of 4,581,839 thousand yen for consumption taxes for prior periods (3,772,166 thousand yen for additional consumption tax, 244,449 thousand yen for delinquent taxes through May 31, 2023, and 565,223 thousand yen for additional tax on underreported income), extraordinary gain of 3,803,447 thousand yen for compensation for damages received. The financial statements reflect the amount of compensation for damages received of 3,803,447 thousand yen in extraordinary income, and the amount of income taxes refunded of 651,121 thousand yen in income taxes, etc. As a result, net income for the current fiscal year was a loss of 884,219 thousand yen.

However, as of June 2023, 1,712,463 thousand yen of consumption tax refund receivable has been allocated for the 4,581,839 thousand yen of consumption tax, etc. for past fiscal years in extraordinary loss, and the remaining 2,869,376 thousand yen is within the 3,803,447 thousand yen of compensation for damages received in extraordinary profit, so the Company will not bear any new actual amount and there will be no material impact on cash management for business activities from Fiscal Year 2024.

(2)	Financing

The Company procured 8,150,000,000 yen in syndicated loans led by MUFG Bank, Ltd. and Mizuho Bank, Ltd., to provide for working capital needs. The financing amount increased by 650,000,000 yen as compared to the total financing amount for the fiscal year ended March 31, 2022.

(3)	Significant Reorganization

On July 27, 2022, we acquired 100% of the equity interests in Tokyo Lifestyle Limited and Tokyo Lifestyle Limited became our wholly owned subsidiary.

(4)	Capital Investment

Capital investment during the period totaled 176,340,000 yen, and the main items of which are as follows:

Tokyo Lifestyle Nishikasai Branch, newly opened in June 2022.

Tokyo Lifestyle the Family Nishikawaguchi Branch, newly opened in January 2023.

(5)	Changes in Assets and Profit and Loss

(Unit: thousand yen)

	Fiscal year ended March 31, 2020)	Fiscal year ended March 31, 2021)	Fiscal year ended March 31, 2022)	Fiscal year ended March 31, 2023)
Net sales	15,169,433	23,480,468	25,655,250	21,667,575
Ordinary income	830,230	936,477	486,715	192,962
Net income	540,074	556,209	192,523	△884,219
Net income per share (yen)	54,553	5,984	5	△24
Total assets	9,869,635	12,394,392	14,860,428	22,505,180
Net assets	1,877,636	2,583,847	5,628,047	4,701,910

*	Net income per share is calculated based on the number of shares outstanding at the end of the period.

(6)	Tasks to be undertaken by management

Amid the significant changes in the global landscape and business environment caused by the COVID-19 pandemic, we are committed to pursuing the profitability, safety, comfort, and efficiency of various stakeholders, including customers and employees, more than ever before. We are dedicated to striving towards becoming a company that can support the global economy and be worthy of listing on the NASDAQ market in the United States.

Our priority business and financial tasks to be addressed are as follows:

①	Improvement and stabilization of financials

Through proper financial analysis, we will work to create a financial management system that enables us to quantitatively assess our company and the issues we face, and to strive for improvement.

②	Maintaining and developing excellent human resources

As we continually accelerate our business growth, we believe that securing and developing excellent human resources is an important issue. We will continue to hire excellent human resources, both new graduates and mid-career hires, and expand our training system to develop human resources with high level knowledge and skills.

③	Rebuilding Business Models for the Post-COVID Era

In the domestic market, we will prioritize profitability improvement through reassessing unprofitable stores, reviewing product offerings in our e-commerce business, and enhancing our online presence. In the international market, we will focus on developing our proprietary app, expanding into Southeast Asia, and fully operationalizing our overseas warehouses to improve profit margins. These efforts form the core of our business model reconstruction with a forward-looking perspective in the post-COVID era.

In order to overcome the above issues, the entire company will make a concerted effort. We would like to ask our shareholders for further guidance and encouragement.

(7)	Major businesses (As of March 31, 2023)

Management of drugstores in Japan

Global EC stores operation and management

Domestic and foreign wholesale

(8)	Principal offices and stores

Headquarters	2-5-9 Koto-bashi, Sumida-ku, Tokyo
Tokyo Sales Dept.	16F Harumi Island Triton Square Office Tower W, 1-8-8 Harumi, Chuo-ku, Tokyo
Saitama Center	3-1-5 Ryutsu Danchi, Koshigaya-shi, Saitama

Subsidiary offices

Trade name	Location
Kaika International Co., Ltd	2-5-9 Koto-bashi, Sumida-ku, Tokyo
Tokyo Lifestyle Limited	Unit 11, 12/F., Wing on Plaza, No.62 Mody Road, Tsim Sha Tsui East, Kowloon

Names and locations of physical stores are as follows:

Store Name	Location	Store Name	Location
Kameido Store	Koto-ku, Tokyo	Koshigaya Ryutsu-Danchi Store	Koshigaya-shi, Saitama

Hirai Store	Edogawa-ku, Tokyo	Quizgate Urawa Store	Saitama-shi, Saitama

Shinbashi Store	Minato-ku, Tokyo	Yokohama Chinatown Store	Yokohama-shi, Kanagawa

Kamata Store	Ota-ku, Tokyo	Hakuba Store	Hakuba-mura, Nagano

Nishikasai Store	Edogawa-ku, Tokyo	Nishikawaguchi Store	Kawaguchi-shi, Saitama

*	1.	We established the Nishikasai store in June 2022 and the Nishikawaguchi store in January 2023.

*	2.	We closed the Koiwa store in January 2023 and the Suidobashi store in March 2023.

(9)	Employees (As of March 31, 2023)

Number of Employees	Change from the previous fiscal year	Average age	Average number of years of attendance
146	±0	About 36-year-old	3 years and 1 month

*	The number of employees includes part-time employees (77).

(10)	Significant Subsidiaries

Company Name	Location	Capital stock	Business	Investment Ratio
Kaika International Co., Ltd.	Tokyo	5,000,000 yen	wholesale	100%
Tokyo Lifestyle Limited	Hong Kong, China	1,000,000 HK dollars	Wholesale and retail	100%

*	1.	As of August 25, 2022, the subsidiary Tokyo lifestyle Co., Ltd. changed its trade name to Kaika International Co., Ltd.
*	2.	As of July 27, 2022, we acquired all shares of Tokyo Lifestyle Limited.

(11)	Major borrowings (As of March 31, 2023)

Commitment line contract

Financial institutions	(Unit: thousand yen) Balance of borrowings
Mizuho Bank, Ltd	1,550,000
MUFG Bank, Ltd	1,300,000
Resona Bank, Ltd	1,000,000
Sumitomo Mitsui Banking Corporation	900,000

*	1.	We have entered into a committed line of credit agreement with a maximum borrowing amount of 8,150,000,000 yen in order to secure stable and efficient working capital funding. This agreement is a syndicated loan arranged by MUFG Bank, Ltd. and Mizuho Bank, Ltd., with participation from a total of 17 financial institutions.

*	2.	The outstanding borrowing balance at the end of the current fiscal year based on this agreement is 8,150,000,000 yen.

2. Status of Stocks (As of March 31, 2023)

①	Total number of authorized shares:	100,000,000

②	Total number of shares issued and outstanding:	36,250,054

③	Number of shareholders:	4

④	Major Shareholders are as follows:

Names of shareholders	Number of shares held	Percentage of shares held (%)
Tokushin Goudou Kaisha	16,838,350	46.45
THE BANK OF NEW YORK MELLON	11,595,214	31.99
Mei Kanayama	7,216,436	19.91
SHUR Co., Ltd.	600,054	1.66

*	THE BANK OF NEW YORK MELLON is a depository that issues American Depository Receipts (ADRs).

3. Matters related to warrants of the Company (As of March 31, 2023)

The total number of warrants, etc. as of the end of the current business year is as follows:

①	Total number of warrants: 300,000

②	Class and number of shares to be issued upon exercise of stock warrants rights:

300,000 of our ordinary shares represented by American Depositary Shares in the United States

③	Amount to be paid in for stock warrants rights.

US$0.01 divided by the number of warrants in the Offering.

④	Amount of assets to be contributed upon exercise of stock warrants rights.

US$4.80 per common share.

⑤	Exercise period of stock warrants rights.

From July 6, 2022, to January 7, 2027

⑥	Increase in capital stock and capital reserve when shares are issued due to the exercise of stock warrants rights.

a. Amount of capital to be increased by the exercise of stock warrants rights.

The amount shall be half of the maximum amount of increase in capital, etc., as calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, with any fraction of less than one yen resulting from the calculation being rounded up to the nearest one yen.

b. Amount of additional paid-in capital to be increased by the exercise of stock warrants rights.

The amount of capital to be increased shall be the maximum amount of increase in capital, etc. as calculated in accordance with the provisions of Article 17, Paragraph 1 of the Corporate Calculation Regulations, less the amount of capital to be increased.

⑦	Allottee of warrants rights: Univest Securities, LLC.

4. Matters Relating to Corporate Officers (As of March 31, 2023)

(1)	Directors and Auditors

Position	Name	Responsibilities and Important Concurrent Positions
President and Representative Director	Mei Kanayama	President and Chief Executive Officer
Director	Sen Uehara	Executive Officer, Sales Department, Store Development Department, Product Management Department, Sales Department, Logistics Department
Director and Corporate Officer (Principal Accounting and Financial Officer)	Yoichiro Haga	Executive Officer, Accounting Department.
Director	Tetsuya Sato	CFO, RSK Co., Ltd President, WDM Co., Ltd
Director	Yoji Takenaka	Lawyer
Director	Yukihisa Kitamura	Board of Trustees of Josai University
Auditor	Tadao Iwamatsu	None
Auditor	Keiichi Kimura	Certified Administrative Procedures Legal Specialist Auditor, Palpitoh Co.,Ltd
Auditor	Junji Sato	Director, Seihinkokusai Co., Ltd.

*	1.	Director Tetsuya Sato, Yoji Takenaka and Yukihisa Kitamura are independent directors as defined in Article 2, Item 15 of the Companies Act.
*	2.	Auditor Keiichi Kimura and Junji Sato are independent corporate auditors as stipulated in Article 2, Item 16 of the Companies Act.
*	3.	Mr. Xu Wang resigned from the position of Corporate Auditor at the conclusion of the Annual General Meeting of Shareholders presented on June 27, 2022, and Mr. Tadao Iwamatsu was newly elected and assumed office as a corporate auditor at the same shareholders’ meeting.

(2)	Total amount of remuneration, etc. of directors and corporate auditors for the current fiscal year

			(Unit: thousand yen		)

			Total amount of remuneration, etc. by type
Position	Number of members	Total amount of compensation, etc.	Monetary reward	Performance- Linked Compensation, etc.	Non-monetary Compensation, etc.
Directors	6	76,800	76,800	-	-
(Independent directors)	(3)	(9,600)	(9,600)	(-)	(-)
Auditors	4	9,750	9,750	-	-
(Independent auditors)	(2)	(3,600)	(3,600)	(-)	(-)
Total	10	86,550	86,550	-	-
	(5)	(13,200)	(13,200)	(-)	(-)

*	1.	The maximum amount of remuneration for Directors was resolved at the Ordinary General Meeting of Shareholders held on May 26, 2021 to be 150,000,000 yen per year.
	2.	The maximum amount of remuneration for corporate auditors was resolved at the Extraordinary General Meeting of Shareholders held on October 19, 2021 to be 30,000,000 yen per year.

5. Accounting Auditors (As of March 31, 2023)

(1)	Name:

Shine	Wing Japan LLC

(2)	Amount of compensation, etc.

Amount of remuneration, etc. for services stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 10,000,000 yen.

The Board of Corporate Auditors conducted necessary verification to assess the adequacy of the content of the auditor’s audit plan, the performance of the accounting audit, and the basis for determining the remuneration estimate. Based on this, the Board of Corporate Auditors has reached a decision of approval regarding the auditor’s remuneration and other related matters.

(3)	Policy on Dismissal and Non-Reappointment of Auditors

If the Board of Corporate Auditors determines that there is a problem with the performance of duties by the accounting auditor and that it is necessary to do so, the Board of Corporate Auditors will decide on the content of a proposal to be submitted to the General Meeting of Shareholders regarding the dismissal or non-reappointment of the accounting auditor.

6. System designed to ensure the appropriateness of business operations (As of March 31, 2023)

(1)	System designed to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation：

①	Directors of the Company and its subsidiaries shall comply with laws, regulations, and the Articles of Incorporation and promote the establishment of a compliance system.

②	Directors of the company and its subsidiaries shall establish a compliance system to ensure that employees comply with laws, regulations, and the Articles of Incorporation, and shall manage and supervise the status of compliance with such laws, regulations, and the Articles of Incorporation.

③	Corporate auditors shall investigate the status of the compliance system and whether or not there are any problems with laws, regulations, and the Articles of Incorporation, and report to the Board of Directors. The Board of Directors shall periodically review the compliance system to identify problems and make improvements.

④	The Company shall establish regulations concerning whistle-blowing, and shall establish an internal reporting system to promptly report and consult with directors and employees of the Company and its subsidiaries in the event that they discover any suspected violation of laws and regulations, etc.

(2)	System for the storage and management of information related to the execution of duties by directors

①	Information related to the execution of duties by Directors shall be prepared and stored in accordance with laws, regulations, and internal rules, and managed in a manner that allows access by directors, corporate auditors, and accounting auditors as necessary.

②	The status of preparation, storage, and management of information related to the execution of duties by directors shall be subject to audit by corporate auditors.

(3)	Regulations and other systems for managing the risk of loss

①	The Company shall formulate the Risk Management Basic Regulations as the basis of the risk management system for the entire group and establish a risk management system in accordance with the said Regulations. In the event of an unforeseen event, the Company shall establish a Risk Management Committee chaired by the President and Representative Director, which shall take prompt action with the advice of legal counsel and others and establish a system to prevent and minimize the spread of damage.

②	Directors and employees shall organize the contents of their respective departments’ risk management responsibilities, identify, analyze, and evaluate inherent risks, consider and implement appropriate countermeasures, and periodically review the status of such risk management.

③	Corporate auditors shall audit the risk management status of each department and report the results to the Board of Directors. The Board of Directors shall periodically review the risk management system to identify problems and make improvements.

(4)	System to ensure that directors execute their duties efficiently

①	Aiming to increase corporate value, the Company shall work to achieve its goals based on a business plan formulated with its corporate philosophy as the axis and shall manage the progress of its activities.

②	As a basis of the system to ensure the efficient execution of duties by directors, regular meetings of the Board of Directors (once a month) and extraordinary meetings of the Board of Directors shall be held as necessary.

③	The Company shall establish various internal rules, including rules on segregation of duties and rules on administrative authority and decision-making authority, to clarify the authority and responsibilities of each officer and director, and establish a system to ensure appropriate and efficient execution of duties.

④	The Company shall also supervise its subsidiaries to maintain a balance in the establishment and operation of internal control systems with ensuring efficiency and promptness in the execution of duties by the directors.

(5)	System to ensure the appropriateness of operations of the corporate group consisting of the Company and its subsidiaries

In order to ensure the appropriateness of operations of the entire group, including subsidiaries, we will strive to establish a compliance system for the entire group.

(6)	Matters concerning the system for employees to assist the duties of corporate auditors, the independence of such employees from directors, and the effectiveness of instructions to such employees

Employees to assist the duties of corporate auditors shall be assigned when requested by corporate auditors, and the consent of the Board of Corporate Auditors shall be obtained with respect to the transfer, evaluation, etc. of such employees.

(7)	Systems for directors and employees to report to corporate auditors and other systems related to reporting to corporate auditors and other systems to ensure that corporate auditors’ audits are conducted effectively.

①	Directors and employees of the Company and its subsidiaries shall immediately report to the Company’s corporate Auditors if they discover any fact that may cause significant damage to the Company.

②	Corporate auditors shall attend meetings of the Board of Directors and other important meetings, and receive reports from the directors and other relevant personnel of the Company and its subsidiaries on the status of execution of their duties.

③	Corporate auditors may inspect important documents related to the execution of business operations, such as approval documents, and may request explanations from directors and employees of the Company and its subsidiaries.

④	Corporate auditors and representative directors shall hold periodic meetings to exchange opinions in order to promote mutual communication.

(8)	System to ensure that persons reporting to auditors are not subject to any disadvantageous treatment because of such reporting

The Company and its subsidiaries shall prohibit any disadvantageous treatment of any person who reports to the Corporate Auditors by reason of such report and shall make such prohibition known to all employees.

(9)	Matters concerning procedures for prepayment or reimbursement of expenses incurred in the execution of duties by corporate Auditors and other policies concerning the treatment of expenses or liabilities incurred in the execution of such duties

The Company shall promptly comply with any request by a corporate auditor for prepayment or reimbursement of expenses incurred in the performance of his/her duties.

(10)	Basic policy on elimination of antisocial forces and status of its development

For sound corporate management, our basic policy is to take a firm stand against antisocial forces and to have no relationship with them.

The General Affairs Department is in charge of dealing with antisocial forces, and the General Manager of the General Affairs Department is responsible for this department. In addition, the Company works closely with external organizations, including legal counsel, the police, and the Metropolitan Police Department’s Special Anti-Violence Countermeasures Association, to develop a system that enables the entire organization to respond promptly, collect information, and provide thorough employee education.

7.	Summary of operation of the system to ensure the appropriateness of business

The Company has established a system to ensure the appropriateness of its operations, and the Board of Directors continuously identifies and analyzes management risks and discusses measures to address them. Based on the results, the Company reviews internal rules and operations as necessary to improve the effectiveness of the internal control system. In addition to audits by corporate auditors, the Company has established a system that enables corporate auditors to monitor the status of business execution and compliance-related risks by attending important internal meetings. In addition, internal audits are conducted on a regular basis to verify that day-to-day operations do not violate laws, the Articles of Incorporation, or internal regulations.

Balance Sheet

(As of March 31, 2023)

(Unit: thousand yen)

Assets		Liabilities
Subjects	Amounts	Subjects	Amounts
[Current assets]	16,065,799	[Current liabilities]	15,552,429
Cash and deposits	126,016	Accounts payable	2,118,989
Accounts receivable trade	12,576,884	Short-term borrowings	8,150,000
Merchandise inventories	719,794	Long-term borrowing Scheduled to be repaid within 1 year	292,580
Advances paid	6,425	Other payables	920,469
Prepaid expenses	330,281	Accrued expenses	19,418
Employee advances	4,302	Deposit	4,971
Accounts receivable	53,930	Accrued income taxes	70,975
Income taxes receivable	651,121	Unpaid consumption tax, etc.	3,873,668
Consumption taxes receivable	1,712,463	Provision for bonuses	20,225
Allowance for doubtful accounts	△115,420	Provision for allowance for point card certificates	2,659
[Fixed assets]	6,439,.380	Contract liability	14,288
Tangible fixed assets	1,552,785	Short-term lease debt accounting	53,554
Buildings	584,633	Asset retirement obligations	10,629
Building and accessories	480,073	[Fixed liabilities]	2,250,840
Structures	34,984	Long-term borrowings	1,063,955
Vehicles & delivery	48,278	Deposit received for guarantee	1,050
Equipment, tools, equipment, and fixtures	121,275	Long-term other payables	205,703
Tangible leased assets	180,829	Long-term lease obligations	73,522
		Deferred tax liabilities	757,817
Land	464,107	Allowance for retirement benefits	25,782
Accumulated depreciation	△341,476	Asset retirement obligations	123,009
Accumulated impairment loss	△19,920	Total liabilities	17,803,269
[Intangible assets]	35,907	Net assets
Intangible lease assets	35,907	Subjects	Amount
[Investments and other assets]	4,850,687	[Shareholders’ equity]	4,701,898
capital	2,010	Capital stock	1,659,974
Security deposit	127,787	Capital surplus	1,408,991
Guarantee deposits	165,783	Capital reserve	1,408,991
Insurance reserve fund	21,233	Retained earnings	1,632,933
Recycling deposit	79	Other retained earnings	1,632,933
Long-term prepaid expenses	8,131	Retained earnings brought-forward	1,632,933
Long-term accounts receivable	4,134,317	[Equity warrant]	11
bankruptcy reorganization claim	107,400
Allowance for doubtful accounts	△148,730

Shares of subsidiaries and affiliates	432,673	Total net assets	4,701,910
Total assets	22,505,180	Total liabilities and net assets	22,505,180

Income Statement

(For the fiscal year beginning April 1, 2022 ended March 31, 2023)

(Unit: thousand yen)

Subject	Amount
Sales		21,667,575
Cost of sales		18,312,570
Gross profit		3,355,004
Selling, general and administrative expenses		2,870,862
Operating income		484,142
Non-operating income
Interest and dividends income	19
Interest on refund	8,640
Miscellaneous income	63,272	71,933
Non-operating expenses
Interest expense	137,596
Foreign exchange loss	38,610
Loan commission	186,589
miscellaneous losses	317	363,113
Ordinary income		192,962
Extraordinary income
Gain on sales of fixed assets	253
Compensation for damages received	3,803,447	3,803,700
Extraordinary loss
Impairment loss	19,920
Past annual consumption tax amount, etc.	4,581,839	4,601,759
Income before income taxes		△605,096
Corporate, inhabitant and enterprise taxes	87,152
Income taxes refundable	△651,121
Income taxes-deferred	843,091	279,122
Net income		△884,219

Statement of Changes in Net Assets

From April 1, 2022, to March 31, 2023

(Unit: thousand yen)

	Shareholders’ equity
		Capital surplus		Retained earnings
				Other retained earnings
	Capital	Capital reserve	Total capital surplus	Retained earnings brought forward	Total retained earnings	Total shareholders’ equity	Subscription warrant	Total net assets
Balance on April 1, 2021	1,659,974	1,408,991	1,408,991	2,559,070	2,559,070	5,628,036	11	5,628,047
Cumulative effect of a change in accounting policy				△41,917	△41,917	△41,917		△41,917
Balance at the beginning of the period after retroactive processing	1,659,974	1,408,991	1,408,991	2,517,152	2,517,152	5,586,118	11	5,586,130
Fluctuations during the fiscal year
Net income				△884,219	△884,219	△884,219		△884,219
Changes in items other than shareholders’ equity during the fiscal year (net amount)
Total fluctuations during the fiscal year				△884,219	△884,219	△884,219		△884,219
Balance at the end of March 31, 2022	1,659,974	1,408,991	1,408,991	1,632,933	1,632,933	4,701,898	11	4,701,910

Individual Note Table

1.	Notes to Significant Accounting Policies

(1)	Valuation standards and methods for securities

Stocks of subsidiaries and affiliates -- Stated at cost based on the moving average method.

(2)	Valuation standards and methods for inventories

Cost method based on the moving average method -- The amount on the balance sheet is calculated by writing down the book value based on a decline in profitability.

(3)	Depreciation method for fixed assets

①	Property, plant and equipment (excluding lease assets) -- Declining-balance method (except for buildings acquired on or after April 1, 1998) Buildings (excluding annexed facilities) acquired on or after April 1, 1998, and annexed facilities and structures acquired on or after April 1, 2016, are depreciated using the straight-line method).

The main useful lives are as follows

Buildings 38 ~50 years

Building ancillary equipment 3 ~18 years

Buildings 10~30 years

Vehicles 4~7 years

Tool and appliance spare parts 2~20 years

②	Leased asset.

Lease assets related to finance lease transactions that do not transfer ownership.

We use the straight-line method with the lease term as the useful life and the residual value as zero.

(4)	Basis for provisions

①	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible losses on receivables based on the historical write-off ratio for general receivables and on the estimated number of uncollectible receivables based on a case-by-case determination of collectability for specific receivables such as doubtful receivables.

②	Reward and lead when gold

To provide for the payment of bonuses to employees, the Company accrues an estimated number of bonuses to be paid, corresponding to the current fiscal year.

③	Retirement benefit reserve

To provide for the payment of retirement benefits to employees, the Company records an amount recognized to have accrued at the end of the current fiscal year based on the retirement benefit obligation at the end of the current fiscal year. The retirement benefit obligation is calculated based on the required amount at the end of the fiscal year in accordance with the retirement benefit regulations.

④	Allowance for point card certificates

The unused number of points issued under the point system for the purpose of sales promotion is recognized based on the estimated future use of the points, which is based on the historical usage rate and other factor

(5)	Basis for recording revenues and expenses

The Company’s principal business is the sale of cosmetics and household goods. The Company recognizes revenue from the sale of these products at the time of delivery because the Company believes that the customer obtains control of the products, and the performance obligation is satisfied at the time the products are delivered. Revenue is measured at the amount of consideration promised in the contract with the customer, less returns, discounts, and rebates. Consideration for transactions is received within one year of satisfaction of the performance obligation.

(6)	Other important matters that form the basis for the preparation of financial statements

Accounting for consumption taxes

Consumption taxes are accounted for using the tax exclusion method.

2.	Notes to Revenue Recognition

(1)	Decomposition of earnings

The Company operates a wholesale and retail business and an e-commerce business for domestic and overseas markets, and the main types of goods or services in each business are daily necessities and sundries, cosmetics, and pharmaceuticals.

(Unit: thousand yen)
Sales of each business	Domestic wholesale 7,454,347
Domestic EC 1,098,013
Domestic retail 1,161,648
Overseas wholesale 7,358,085
Overseas EC 4,595,480

(2)	Information that serves as a basis for understanding earnings

It is as described in “Revenue and Expense Recording Standards” in “Notes on Matters Related to Important Accounting Policies”.

3.	Note on balance sheet.

(Unit: thousand yen)
(1) Assets provided as collateral and debt related to collateral
Assets pledged as collateral	Land 464,107
Building 552,875
Total 1,016,982
Debt related to collateral	Long-term borrowing 956,535
(2) Receivables from and payables to subsidiaries and affiliates	Accounts receivable trade 849,831
Advance money 58
Accounts receivable 2,749
Long-term accounts receivable 116,296
Account payable 744
(3) Monetary debt to directors	Other payables 8,388
(4) Guaranteed liabilities
The Company guarantees the borrowing obligations of other companies from financial institutions.	(Unit: thousand yen)
Tokyo Lifestyle Limited	250,000
Shintai Co., Ltd.	25,640
Total	275,640

4.	Notes on income statement

Transaction volume with affiliated companies

Operating transaction amount

(Unit: thousand yen)
Sales	1,488,202
Purchase	46,072
Non-operating transaction amount	127,514

5.	Notes on the statement of changes in shareholders’ equity, etc.

① Matters concerning the type and total number of issued shares on the last day of the current fiscal year.

Ordinary Shares	36,250,054

② The type and quantity of shares intended to be allocated for the stock options (excluding those for which the exercise period has not yet commenced) as of the last day of the fiscal year.

Ordinary Shares	300,000

6. Notes on tax effect accounting

Breakdown of deferred tax assets and deferred tax liabilities by major causes

(Deferred tax assets)	(Unit: thousand yen)
Accrued business tax	6,838
Accrued business office taxes	588
Allowance for doubtful accounts	80,895
Allowance for bonuses	6,193
Allowance for points	814
Product deterioration write-down	5,998
Net operating loss carried forward	404,319
Asset retirement obligations	40,926
Accumulated impairment loss	5,515
Loss on valuation of stocks of subsidiaries and affiliates	1,531
Allowance for retirement benefits	7,895
Subtotal of deferred tax assets	561,517
Valuation allowance	△127,993
Total deferred tax assets	433,523
(Deferred tax liabilities)
Retirement costs corresponding to asset retirement obligations	△23,897
Interest on refund	△2,646
Compensation for damages received	△1,164,797
Total deferred tax liabilities	△1,191,340
Net deferred tax assets	△757,817

7.	Notes on financial products

(1)	Matters concerning the status of financial products

Borrowings are used for working capital (mainly short-term) and capital investment funds (long-term).

(2)	Matters concerning the market value of financial products

The balance sheet amount, market value and the difference between them as of March 31, 2023 (the settlement date for the current fiscal year) are as follows.

Cash is omitted from the notes, while deposits, accounts receivable, accounts payable and short-term loans payable are settled in a short period of time and their fair value approximates their book value.

	(Unit thousand yen)
	Balance sheet amount*1	Market price*1	Difference
Long-term borrowing*2	(1,356,535)	(1,337,643)	18,892

*	1	Items recorded in liabilities are shown in parentheses.

*	2	Current portion of long-term debt is included.

(Note1) How to calculate the market value of financial products.

Liabilities

Long-term borrowing

The actual price of the above items is calculated by discounting the total value of principal and interest at the interest rate assumed when a new loan is made.

The carrying amount of long-term borrowing with floating interest rates is used as their fair value approximates their carrying amount as long as the market interest rate is reflected within a short period of time (within one year) and the Company’s credit status has not changed significantly since the execution of the loan.

(Note2) Carrying number of financial instruments whose fair value is extremely difficult to determine.

(Unit: thousand yen)

Balance sheet amount
Shares of subsidiaries and affiliates	432,673

Affiliates are not subject to fair value disclosure because they have no market value, and it is extremely difficult to determine their fair value.

8.	Notes on transactions with related parties

(1)	Transactions with subsidiaries and related parties

(Unit: thousand yen)

Type	Name of Company	Percentage of voting rights, etc. held by the Company	Relationship with related parties	Transaction details	Amount of transaction	Accounts	Balance at the end of year
Subsidiary company	Kaika International Co., Ltd.	Ownership 100%	Sales of products Consignment of administrative services	Purchase Miscellaneous income	25,119 6,917	Accounts payable Accounts receivable	744 49
Subsidiary company	Tokyo Lifestyle Limited	Ownership 100%	Purchasing Merchandise Merchandise Sales Debt guarantee*2 Claim for Damages	Purchases Sales miscellaneous income loan guarantee Compensation for damages received	8,030 1,481,690 4,140 250,000 116,296	Accounts receivable trade Long-term accounts receivable	848,466 2,700 116,296
Subsidiary company	Shen Zhen Qingzhiliangpin Network technology Co., Ltd	Ownership Indirect	Purchase of goods	Purchase	3,428
Affiliated company	Palpito Co., Ltd.	Ownership 40%	Sales of products Merchandise Sales	Purchase Sales miscellaneous income	9,493 5,808 160	Advance money Accounts receivable trade	58 1,083

Transaction conditions and policy for determining transaction conditions, etc.

*	1	Prices and other transaction conditions are determined by price negotiations, etc. taking into consideration market performance.
*	2	The Company guarantees borrowings from financial institutions. The Company does not receive guarantee fees from its subsidiaries.

(2)	Officers and major individual shareholders, etc.

(Unit: thousand yen)

Type	Name of Company, etc.	Voting rights, etc. Percentage of voting rights, etc. held	Transaction details	Transactions	Amount of transaction	subject	Balance at end of year
Company or entity where officers and their close relatives hold a majority of voting rights	Tokushin Goudou Kaisha	None	Merchandise Sales	Sales	668	Accounts receivable trade	281
Company or entity where officers and their close relatives hold a majority of voting rights	Takuetsu International Co.,Ltd	None	Merchandise Sales	Sales	34	None	None

Terms and conditions of transactions and policy for determining terms and conditions of transactions, etc.

*	Prices and other transaction terms are determined by price negotiations, etc., in consideration of market performance.

9.	Note on fixed assets used by leasing

In addition to the fixed assets recorded on the balance sheet, some office equipment, etc. are used under a finance lease contract that does not transfer ownership.

10.1	Information of per share

(Unit: yen)
(1) Net assets per share	129.71

(2) Net income per share	△24.39

11.	Other notes

The stated amount is rounded down to the nearest thousand yen.

Annexed specification

From April 1, 2022 to March 31, 2023

1.	Details of property, plant and equipment and intangible assets (including those incurring depreciation expenses recorded in investments and other assets)

(Unit: thousand yen)

	Asset types	Book value at the beginning of the fiscal year	Increase of the fiscal year	Decreased Amount of the fiscal year	Current reimbursement	Book value at the end of the fiscal year	Accumulated impairment loss	Accumulated depreciation	End of period Acquisition Price
Property, plant and equipment	Building	567,434	-	-	14,559	552,875	-	31,758	584,633
	Equipment attached to buildings	306,396	90,218	3,080	56,105 (19,920)	337,428	19,920	122,724	480,073
	structure	33,113	359	-	2,122	31,351	-	3,632	34,984
	Vehicles and transportation equipment	14,287	16,028	-	9,342	20,974	-	27,303	48,278
	Tools and equipment spare parts	45,822	40,443	146	20,668	65,451	-	55,823	121,275
	Land	464,107	-	-	-	464,107	-	-	464,107
	Tangible leased assets	92,433	22,881	-	34,718	80,596	-	100,232	180,829
	Total amount	1,523,595	169,932	3,227	137,515 (19,920)	1,552,785	19,920	341,476	1,914,181
Intangible fixed assets	Intangible lease assets	46,825	6,408	-	17,326	35,907
	Total amount	46,825	6,408	-	17,326	35,907
Investments and other assets	Long-term prepaid expenses	511,800	3,587	334,073	173,184	8,131
	Total amount	511,800	3,587	334,073	173,184	8,131

*	Figures in parentheses in the “Depreciation for the fiscal year” column indicate the amount of impairment loss recorded for the fiscal year. The increase in building fixtures during the period was mainly due to the construction of the Nishi-Kasai and Nishi-Kawaguchi stores.

2.	Details of provisions

(Unit: thousand yen)

Subject	Balance at beginning of the fiscal year	Increase during the fiscal year	Decrease during the fiscal year	Balance at end of the fiscal year
Allowance for doubtful accounts	129,601	134,549	-	264,150
Allowance for bonuses	26,595	20,225	26,595	20,225
Allowance for point card certificates	640	2,659	640	2,659
Retirement benefit reserve	21,187	22,941	18,346	25,782

3.	Details of selling, general and administrative expenses

(Unit: thousand yen)

Subject	Balance at the end of current period	Summary
Advertising expenses	101,083
Sales promotion expenses	25,836
Packing and freight charges	642,861
Provision for allowance for point card certificates	2,019
Recruitment and training expenses	1,636
Loss on disposal of inventory	14,992
Officer’s compensation or remuneration	86,550
Salary supplement	364,858
Bonus	2,024
Provision for bonuses	45,825
Legal welfare expenses	62,429
Welfare expense	3,982
Depreciation and amortization	134,921
Repair expense	352
Health expenses	5,429
Office supplies	21,103
Utilities charge	28,153
Travel expenses	40,799
Commission	644,903
Taxes and public dues	29,472
Entertainment expenses	48,950
Insurance premium	29,364
Postage	6,658
Sundry expenses	344
Vehicle expenses	4,405
Allowance for doubtful accounts	134,549
Lease payment	8,000
Expenses for rent of space, land, etc.	166,789
Advisory fee	16,323
Conference expenses	73
Miscellaneous expenses	42
Retirement benefit expenses	22,941
Amortization of long-term prepaid expenses	173,184
Selling, general and administrative expenses	2,870,862

Audit Report

In regard to the directors’ performance of their duties for the 17th business year from April 1,2022 to March 31,2023, the audit and supervisory board has prepared this Audit Report after deliberations based on the audit reports prepared by each audit and supervisory board member and reports as follows.

1. Method and Contents of Audits by the Audit and Supervisory Board Members and the Audit and Supervisory Board

(1)	The audit and supervisory board determined the audit policies and division of duties, etc. and received reports from each audit and supervisory board member regarding the implementation status and results of their audits, in addition to which it received reports from the directors, etc. and the accounting auditor regarding the status of the performance of their duties and requested explanations as necessary.

(2)	In compliance with the audit and supervisory board member audit standards established by the audit and supervisory board and in accordance with the audit policies and division of duties, etc., each audit and supervisory board member communicated with the directors, the internal audit department, and other employees, etc., endeavored to gather information and develop the audit environment, and conducted audits using the following methods.

(i)	The audit and supervisory board members attended meetings of the board of directors and other important meetings, received reports from directors and employees, etc. regarding the status of the performance of their duties, requested explanations as necessary, viewed important decision-making documents, etc., and inspected the status of operations and assets at the head office and main business locations. Additionally, regarding subsidiaries, the audit and supervisory board members communicated and exchanged information with the directors and audit and supervisory board members, etc. of subsidiaries and received reports on business from subsidiaries as necessary.

(ii)	In regard to the content of resolutions of the board of directors regarding the development of systems to ensure that the directors’ performance of their duties complies with laws, regulations, and the articles of incorporation and other systems provided for in Article 100, paragraph (1) and paragraph (3) of the Ordinance for Enforcement of the Companies Act as systems necessary to ensure the appropriateness of operations of the corporate group composed of a stock company and its subsidiaries, as well as the systems developed pursuant to those resolutions (i.e., internal control systems) stated in the business report, the audit and supervisory board members periodically received reports from directors and employees, etc. regarding the status of the establishment and operation of those systems and as necessary requested explanations and expressed opinions in regard thereto.

(iii)	The audit and supervisory board members oversaw and verified whether the accounting auditor maintained an independent position and conducted an appropriate audit, received reports from the accounting auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the audit and supervisory board members received notification from the accounting auditor that, in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items of Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary.

2.Audit Results

(1)	Results of audit of business report, etc.

(i)	We find that the business report and the supplementary schedules thereto accurately present the status of the company in accordance with laws, regulations, and the articles of incorporation.

(ii)	We do not find any misconduct nor any material fact constituting a violation of any law, regulation, or the articles of incorporation in relation to the directors’ performance of their duties.

(iii)	We find the content of the resolutions of the board of directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon in regard to the statements in the business report or the directors’ performance of their duties relating to the internal control systems.

(2)	Results of audit of accounting documents and supplementary schedules thereto We find the methods and results of the audit by the accounting auditor, ShineWing Japan LLC to be reasonable.

Thursday, July 13, 2023

Yoshitsu Co., Ltd.; Audit and Supervisory Board

Full-time Audit and Supervisory Board Member

Tadao Iwamatsu

Audit and Supervisory Board Member

Keiichi Kimura

Audit and Supervisory Board Member

Junji Sato

(Note) Keiichi Kimura, Auditor, and Junji Sato, Auditor, are Outside auditor as stipulated in Article 2, Item 16 of the Companies Act.

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of Yoshitsu Co., Ltd:	July 13, 2023

ShineWing Japan LLC

Designated Engagement Partner

Certified Public Accountant

Satoshi Koishikawa

Opinion

We have audited the financial statements of Yoshitsu Co., Ltd (the “Company”), namely, the balance sheet as of March 31, 2023, and the statement of operations and statement of changes in capital deficiency for the 17th fiscal year from April 1, 2022, to March 31, 2023, and the related notes.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Audit & Supervisory Board Members for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Audit &Supervisory Board members are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

(TRANSLATION)

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

●	Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate whether the overall presentation and disclosures of the financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Audit &Supervisory Board members regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partner do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report for the conveniences of the reader.